

Mail Stop 3561

December 20, 2017

Richard Surber
Chief Executive Officer
Sack Lunch Productions, Inc.
59 West 100 South, 2nd Floor
Salt Lake City, UT 84101

     Re: Sack Lunch Productions, Inc.
             Amendment No. 2 to
             Offering Statement on Form 1-A
             Filed December 12, 2017
             File No. 024-10726

Dear Mr. Surber:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 11, 2017 letter.

Part II

Offering Circular

Exhibits, page 95

1. We note your response to our prior comment 3 and reissue. Please file the TCA Agreement listed as Exhibit 6.7 in its entirety, including all exhibits and schedules that are identified in the index on page 90 of the agreement. In this regard, we are unable to locate Exhibit A, and Schedules 7.18(b), 7.33, 9.3 and 10.8.

Signatures

2. We note that your Form 1-A no longer includes the required signatures. Please revise to include the signatures required by Form 1-A.

    You may contact Kristin Shifflett at 202-551-3381 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3859 with any other questions.

    Sincerely,

    /s/ John Dana Brown

    John Dana Brown
    Attorney Advisor
    Office of Transportation and Leisure